FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated September 5, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Dr. Klaus Hartmann continues his career in Poland as CEO of PTC – Mr. Thilo Kusch to be appointed CFO of Magyar Telekom

Budapest – September 5, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that Dr. Klaus Hartmann, Chief Financial Officer (CFO) will leave Magyar Telekom as of September 15, 2006, having accepted an offer from Deutsche Telekom to become Chief Executive Officer (CEO) of Polska Telefonia Cyfrowa (PTC), a Polish mobile operator and member of the Deutsche Telekom Group. Dr. Klaus Hartmann will remain a member of the Board of Directors of Magyar Telekom.

Mr. Elek Straub, Chairman and CEO of Magyar Telekom, expressed regret over the departure of Dr. Hartmann detailing his significant contributions to the Group: “During his 6-year post as CFO of Magyar Telekom, Klaus played a vital role in transforming the Group from a national incumbent into a leading, integrated telecommunications service provider in the region. He contributed to several successful acquisitions, both in Hungary and the neighboring countries, and provided valuable support during the merger of the fixed and mobile businesses. During his time at Magyar Telekom, Klaus also established a high-quality financial function across the whole Group. This included the Financial Shared Service Center, which significantly improved the efficiency of the Company. Under his management, Magyar Telekom gained great credibility among the investment community, a fact reflected by several awards for financial communication he received over the years. On behalf of the entire board and management team at Magyar Telekom, I would like to thank Klaus for his dedicated service and wish him the best in his future endeavours.”

The Board of Directors is expected to make the necessary steps regarding the departure of Dr. Hartmann and the appointment of Mr. Kusch at its next board meeting. Thilo Kusch worked in various roles in telecommunications over the last 15 years. He is a Senior Executive Vice president of Deutsche Telekom, currently in charge of investor relations for the group. He has been with the company for almost 5 years and previously worked as an equity analyst and management consultant.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: September 5, 2006